

July 21, 2011

<u>Via E-Mail</u>
Yaron Eitan
c/o Selway Capital Acquisition Corporation
74 Grand Avenue
2nd Floor
Englewood, NJ 07631

> **Re:** **Selway Capital Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Amended July 13, 2011**
> **File No. 333-172714**

Dear Mr. Eitan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Shareholder Redemption Rights, page 5</u>

1.   Regarding your response to prior comment 3:

- Your disclosure on page 6 that you must seek that shareholders convert to Series C "depending on the amount of money our target requires us to retain" appears to conflict with your disclosure on page 83 that you will not be able to consummate the acquisition if you do not obtain sufficient conversions to maintain the 83.3% threshold. It appears that (1) if you do not intend to be subject to Rule 419, you must seek and obtain conversions to Series C at least to the extent necessary to maintain the 83.3% threshold *regardless* of the amount of money the target requires you to retain, and (2) then you might obtain additional conversions in addition to those necessary to maintain the 83.3% threshold depending on the amount of money our target requires you to retain. Please revise or advise.

- • If it is true that (1) you must seek Series A shareholders to convert to Series C shares in connection with an acquisition transaction involving a post-acquisition tender or trust liquidation and then (2) all remaining Series A shares become Series B shares, it is unclear under what circumstances the Series A shares would be callable. Please advise or revise.

Trading Commencement and Separation, page 10

2. We note your response to prior comment 4. If there are no restrictions on your ability to cancel the units after the acquisition and the trust account is liquidated, please add an appropriate risk factor regarding your ability to cancel the units at a time when (1) investors might wish to continue to hold the units rather than the underlying securities or (2) the cancellation might be disadvantageous to investors for tax or other reasons. In this regard, we note your disclosure on page 131 indicating uncertainty regarding the tax consequences of holding the units; therefore, it appears that the tax consequences of your election to cancel the units would also create uncertainty for investors.

Permitted Purchases of Units, page 16

3. Please clarify what you mean when you state that "purchases under the 10b5-1 plan will comply with the technical requirements of Rule 10b-18 (including timing, pricing and volume of purchases) under the Exchange Act (although the purchases will not actually be effectuated under Rule 10b-18)." It is unclear (1) how purchases will comply with the requirements of the rule but not be "effectuated under" the rule, and (2) what material information you are intending to convey to investors by your statement.

Use of Proceeds, page 54

4. Please ensure that your disclosure throughout your document is current. For example, from your disclosure on page 62, it appears that your related-party loan disclosure here and on page 116 is not current. Also the bullet points on page 71 have not been updated.

Permitted purchases of units or the underlying callable Series A Shares, page 79

5. Given that it appears that you intend to establish a program that requires you to repurchase your securities at the disclosed price without discretion, please disclose clearly the purpose of this repurchase program; also, summarize this purpose in your prospectus summary. Your current disclosure appears to indicate that the purpose of the program is to make it easier for you to complete your initial acquisition; it is unclear why you do not reduce the offering size and redemption threshold to the level that you desire before your registration statement becomes effective.

Also, with a view toward clarified disclosure and demonstrating whether you must comply with Rule 419, please tell us:

- how the table in this section reflects commissions and other expenses in connection with the repurchases;

- how the last row in the table reflects the deferred discount that you must pay the underwriters of this offering; and

- how the table reflects your disclosure on page 34 that the redemption threshold is reduced in direct proportion to the percentage of securities purchases; for example, we note that the redemption threshold reflected in the 35% column represents more than a 35% reduction of the 83.3% redemption threshold.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at 202-551-3626 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Giovanni Caruso